Exhibit (e)(i)

ELECTION OF DIRECTORS

         NCH’s Board consists of ten members, divided into three classes: Class I (three directors), Class II (three directors), and Class III (four directors). Only the Class I positions are due for nomination and election at the Meeting. The Class II and Class III positions will be due for nomination and election at the annual meetings of stockholders to be held in 2002 and 2003, respectively.

         The intention of the persons named in the enclosed proxy, unless such proxy specifies otherwise, is to vote the shares represented by such proxy for the election of Rawles Fulgham, Robert M. Levy, and Lester A. Levy, Jr. as the Class I directors. Rawles Fulgham, Robert M. Levy, and Lester A. Levy, Jr. have been nominated to stand for election by the Board of Directors until their terms expire or until their respective successors are duly elected and qualified. All of the aforementioned nominees are presently directors of NCH.

         Walter M. Levy and Lester A. Levy, Jr. are brothers. Robert M. Levy and John I. Levy are brothers and Irvin L. Levy is their father. Walter M. Levy and Lester A. Levy, Jr. are first cousins of Robert M. Levy and John I. Levy. Irvin L. Levy is an uncle of Walter M. Levy and Lester A. Levy, Jr. Mr. Blumenthal is a first cousin of Irvin L. Levy. Certain information regarding each nominee and director is set forth below. The number of shares beneficially owned by each nominee is listed under “Security Ownership of Principal Stockholders and Management.”

Class I Directors and Nominees

         Rawles Fulgham, 73, has been a director of NCH since 1981. Mr. Fulgham was an executive director of Merrill Lynch Private Capital Inc. from 1982 until 1989, and served as a Senior Advisor to Merrill Lynch & Co., Inc. from 1989 until 1998. He was also a director, the Chairman of the Board and Chief Executive Officer of Global Industrial Technologies, Inc., located in Dallas, Texas, until it was acquired by RHI-AG, located in Vienna, Austria, on December 31, 1999. Mr. Fulgham also served on the Board of Directors of BancTec, Inc. and currently serves on the Audit and Advisory Committees of Dorchester Hugoton, Ltd. From 1975 through October 1998, he served on the Board of Directors of Dresser Industries, Inc. until it was merged with Halliburton Company. Mr. Fulgham is a member of the Audit Committee and the Compensation Committee.

         Robert M. Levy, 42, has been a director of NCH since July 2000. He joined NCH in 1985 after attending business school at the University of Texas at Austin. His initial responsibility was in domestic chemical marketing, after which he served in management positions with increasing responsibility in Europe and the United States. Mr. Levy is an Executive Vice President of NCH and an officer and/or director of several of NCH’s subsidiaries. He is a member of the Executive Committee.

         Lester A. Levy, Jr., 40, has been a director of NCH since July 2000. He joined NCH in 1985 after attending business school at Northwestern University. His initial responsibility was in domestic chemical sales, after which he served in management positions with increasing responsibility in Europe and the United States. Mr. Levy is an Executive Vice President of NCH and an officer and/or director of several of NCH’s subsidiaries. He is a member of the Executive Committee.

         If any of the above nominees for Class I directors should become unavailable to serve as a director, then the shares represented by proxy will be voted for such substitute nominees as may be nominated by the Board of Directors. NCH has no reason to believe that any of the above nominees are, or will be, unavailable to serve as a director.

Class II Directors

         Robert L. Blumenthal, 70, has engaged in the practice of law since 1957. He is a partner at the Dallas law firm of Carrington, Coleman, Sloman & Blumenthal, L.L.P., which serves as NCH’s legal counsel.

         Thomas B. Walker, Jr., 77, has been a director of NCH since 1987. Mr. Walker was a general partner of Goldman, Sachs & Co. from 1968 until 1984 and a limited partner of The Goldman Sachs Group, L.P. (“Goldman Sachs”) from 1984 through May 1999, when he assumed his current position as a Senior Director to Goldman Sachs. Mr. Walker is also a director of Riviana Foods, Inc. He is a member of the Audit Committee and the Compensation Committee.

         John I. Levy, 39, has been a director of NCH since July 2000. He joined NCH in 1985 after attending business school at Southern Methodist University. His initial responsibility was in corporate planning, after which he served in management positions with increasing responsibility in Europe and the United States. Mr. Levy is an Executive Vice President of NCH and an officer and/or director of several of NCH’s subsidiaries. He is a member of the Executive Committee.

Class III Directors

         Jerrold M. Trim, 64, has been a director of NCH since 1980 and is the President and majority shareholder of Windsor Association, Inc., which is engaged primarily in investment consulting services. He is a member of the Audit Committee and the Compensation Committee.

         Irvin L. Levy, 72, has been a director and an officer of NCH since 1950, and has served as NCH’s President since 1965. He is either president or a vice president of substantially all of NCH’s subsidiaries. Mr. Levy is a member of the Stock Option Committee and the Executive Committee. Mr. Levy also serves as Chairman of the Board of Directors of NCH.

         Walter M. Levy, 46, has been a director of NCH since July 2000. He joined NCH in 1980 after attending business school at the University of Virginia. His initial responsibility was in field sales, after which he served in management positions with increasing responsibility in Europe, Asia and the United States. Mr. Levy is an Executive Vice President of NCH and an officer and/or director of several of NCH’s subsidiaries. He is a member of the Executive Committee.

         Ronald G. Steinhart, 61, has been a director of NCH since July 2000. He has held several executive level positions with various business organizations, including Interfirst Corporation, Team Bancshares, Inc. and Bank One Corporation. From 1995 through 1996, he served as Chairman and Chief Executive Officer of Bank One, Texas. In December 1996, he was elected Chairman and Chief Executive Officer, Commercial Banking Group, of Bank One Corporation, in which capacity he served until his retirement in January 2000. Mr. Steinhart also serves as a trustee of Prentiss Properties Trust, a publicly traded real estate investment trust, and MFS/Sun Life Series Trust, a group of mutual funds. He also serves on the Board of Managers of Compass Variable Accounts, a group of mutual funds. Mr. Steinhart is a director of United Auto Group, Inc. and Carriker Corporation. He is a member of the Audit Committee and the Compensation Committee.

Meeting Attendance and Committees of the Board

         NCH has audit, compensation, and executive committees of the Board, whose members are noted above. NCH also has a stock option committee, the members of which are Lester A. Levy, Milton P. Levy, Jr., and Irvin L. Levy.

During the last fiscal year, the Board of Directors met on five occasions, the Compensation Committee met once, the Audit Committee met once, the Executive Committee met at least 30 times, and the Stock Option Committee met once. NCH does not have a standing nominating committee of the Board. Nominees to the Board are selected by the entire Board.

         The Audit Committee of the Board reviews the scope of the independent auditors’ examinations and the scope of activities of NCH’s internal auditors. Additionally, it receives and reviews reports of NCH’s independent auditors and internal auditors. The Audit Committee also meets (without management’s presence, if the Audit Committee so desires) with the independent auditors and members of the internal auditing staff, receives recommendations or suggestions for change, and may initiate or supervise any special investigations it may choose to undertake. See “Audit Committee Report” on page 12.

         The Compensation Committee recommends to the Board of Directors the salaries of the members of the Executive Committee.

         The Executive Committee possesses all of the powers of the Board of Directors between meetings of the Board.

         The Stock Option Committee of the Board determines those employees of NCH and its subsidiaries who will receive stock options and the amount of such options.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

         Directors who are not executive officers of NCH receive compensation of $25,000 per annum and $1,000 for each meeting of the Board of Directors or Board committee attended. All other directors receive $1,000 for each such meeting attended. Members of the Stock Option Committee and Executive Committee are not compensated separately for their services on such committees.

Report on Executive Compensation

Responsibility for Executive Compensation

         The Compensation Committee of NCH has the primary responsibility for recommending to the Board the executive compensation program for the members of the Executive Committee. The Compensation Committee recommends to the Board annual base compensation for the members of the Executive Committee and is responsible for administering and approving incentive compensation for the members of the Executive Committee. The Executive Committee is responsible for setting the compensation for all other officers of NCH.

Executive Compensation Strategy

         With respect to compensation of all key executives other than those executives whose compensation is determined by the Compensation Committee, NCH’s strategy is generally as follows:

•	Attract and retain key executives by delivering a market competitive rate of base pay. Market competitive rates of pay are determined by reviewing compensation data from other companies that resemble NCH in terms of lines of business, size, scope, and complexity.

•	Provide salary increases to key executives based on their individual effort and performance. In addition to the individual’s experience, job duties, and performance, annual increases are influenced by NCH’s overall performance.

•	Provide annual incentive opportunities based on objectives that NCH feels are critical to its success during the year. Target incentive levels are set on an individual basis and actual awards are made at the Executive Committee’s discretion.

•	Provide long-term incentives to key employees so that employees are focused on activities and decisions that promote NCH’s long-term financial and operational success. To meet this objective, NCH offers stock options to certain key employees. Options are generally granted for a period of five years at a price that is at least equal to the fair market value of the Common Stock at the time of grant. Options vest in equal increments over a three-year period from the time of grant.

Report of the Compensation Committee on Compensation for the Members of the Executive Committee

         As stated above, the Compensation Committee is responsible for recommending to the Board of Directors the compensation program for the members of the Executive Committee. NCH’s current compensation program for the members of the Executive Committee consists of base salary determined by the Compensation Committee and stock option grants determined by the Stock Option Committee.

         The Compensation Committee’s determinations for fiscal 2001 regarding the appropriate level of base salary were guided by the contributions of the individual members of the Executive Committee, as well as the Compensation Committee’s assessment of the increasingly competitive demand for executive talent, the Company’s overall performance, and the Company’s future objectives and challenges. Although no formula or preset goal was used in setting the base salary, performance in sales and earnings was considered, in addition to the foregoing factors. The Compensation Committee also considered the compensation practices and performance of other companies that resemble NCH in terms of lines of business, size, scope, and complexity.

         Base salary payments for 2001 were made to compensate ongoing performance throughout the year. The Compensation Committee’s decisions concerning the specific 2001 compensation for individual members of the Executive Committee were made within this broad framework and in light of each member’s level of responsibility, performance, prior salary and other compensation awards. In all cases the Compensation Committee’s specific decisions involving 2001 compensation were ultimately based upon the Compensation Committee’s judgment about the individual’s performance and potential future contributions, and about whether each particular payment would provide an appropriate reward and incentive for the executive to sustain and enhance the Company’s long term performance.

         On April 28, 1994, the Compensation Committee of the Board of Directors adopted an incentive bonus plan (the “Bonus Plan”), for the Office of the Executive Committee, which was approved by the stockholders at the 1994 Annual Meeting. The Bonus Plan provided a formula for determining the amounts of annual bonuses to be paid to each member of the Executive Committee. Bonus amounts depended on the amount by which NCH’s net income after taxes, but before accrual for any bonus under the Bonus Plan, for a particular fiscal year increased over its net income before accrual for any bonus for the preceding fiscal year. The Bonus Plan was eliminated effective as of October 30, 2000; therefore, no bonus was payable for fiscal 2001. Although no bonus plan was in place for fiscal 2001, the Compensation Committee may decide to implement a bonus plan or other incentive compensation for the Office of the Executive Committee for future fiscal years.

Conclusion

         The Compensation Committee believes that current compensation arrangements in place at NCH are reasonable and competitive given NCH’s size and status and the current regulatory environment surrounding executive compensation. The base salary program allows NCH to attract and retain management talent. In addition, for those employees who are incentive eligible, such systems continue to provide the necessary link between the attainment of NCH’s performance objectives and the compensation received by executives.

Compensation Committee Rawles Fulgham Jerrold M. Trim Thomas B. Walker, Jr. Ronald Steinhart	Stock Option Committee Irvin L. Levy Lester A. Levy Milton P. Levy, Jr.

Executive Committee Irvin L. Levy Lester A. Levy, Jr. Robert M. Levy Walter M. Levy John I. Levy

         The report on executive compensation will not be deemed to be incorporated by reference into any filing by NCH under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that NCH specifically incorporates the above report by reference.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

         Irvin L. Levy, Lester A. Levy, Jr., Robert M. Levy, John I. Levy, and Walter M. Levy are members of the Executive Committee of NCH’s Board of Directors, which committee determines most salaries and promotions with respect to officers of NCH and its subsidiaries. Irvin L. Levy, Milton P. Levy, Jr., and Lester A. Levy are members of the Stock Option Committee, which determines those employees of NCH and its subsidiaries who will receive stock options and the amount of such options. All of the aforementioned persons, with the exception of Milton P. Levy, Jr. and Lester A. Levy, are executive officers and employees of NCH. Milton P. Levy, Jr. and Lester A. Levy were executive officers and employees of NCH prior to July 27, 2000.

         NCH’s Board of Directors (with the subject members abstaining) determines the salaries of the members of the Executive Committee after recommendation of the Compensation Committee, whose members are Rawles Fulgham, Jerrold M. Trim, Thomas B. Walker, Jr., and Ronald Steinhart.

Executive Compensation

         The following table summarizes the compensation paid to Mr. Irvin L. Levy, who, as President and Chairman of the Board, acts in a capacity similar to the chief executive officer of NCH, and to Lester A. Levy, Jr., Robert M. Levy, Walter M. Levy, and John I. Levy, NCH’s four most highly compensated executive officers other than Irvin L. Levy, for services rendered in their capacities as executive officers of NCH during the fiscal years ended April 30, 2001, 2000 and 1999.

SUMMARY COMPENSATION TABLE

Name and	Fiscal	Annual Compensation(1)		All Other
Principal Positions	Year	Salary(2)	Bonus	Compensation (3)

Irvin L. Levy, President and	2001	$935,328	—	$4,400

Chairman of the Board	2000	916,505	—	4,200

	1999	913,106	—	4,000

Robert M. Levy (4),	2001	$421,825	—	$3,400

Executive Vice President	2000	—	—	—

	1999	—	—	—

Lester A. Levy, Jr. (4),	2001	$422,616	—	$4,400

Executive Vice President	2000	—	—	—

	1999	—	—	—

John I. Levy (4),	2001	$424,778	—	$4,400

Executive Vice President	2000	—	—	—

	1999	—	—	—

Walter M. Levy (4),	2001	$427,908	—	$4,400

Executive Vice President	2000	—	—	—

	1999	—	—	—

(1)	Certain of NCH’s executive officers receive personal benefits in addition to annual salary and bonus. The aggregate amounts of the personal benefits, however, do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for the named executive officer.

(2)	Includes compensation for services as a director.

(3)	The amounts included in this column were contributed to the accounts of the executives included in the table under NCH’s qualified profit sharing and savings plan.

(4)	Robert M. Levy, Lester A. Levy, Jr., John I. Levy and Walter M. Levy each became an executive officer of NCH effective May 1, 2000.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants

					Potential Realizable Value
					at Assumed Annual
	Number of	Percent of			Rates of Stock Price
	Securities	Total Options/			Appreciation for
	Underlying	SARs Granted to	Exercise or		Option Term ($) (3)
	Options	Employees in	Base Price	Expiration
Name	Granted (#)(1)	Fiscal Year (2)	($/Share)	Date	5%	10%

Irvin L. Levy	n/a	n/a	n/a	n/a	n/a	n/a

Lester A. Levy, Jr.	13,158	8.8	38	12/18/05	48.50	61.20

Robert Levy	13,158	8.8	38	12/18/05	48.50	61.20

John Levy	13,158	8.8	38	12/18/05	48.50	61.20

Walter Levy	13,158	8.8	38	12/18/05	48.50	61.20

(1)	These options are first exercisable on 12/18/01.

(2)	Based upon a total of 150,000 shares subject to options granted to employees under NCH’s Stock Option Plan.

(3)	In accordance with Securities and Exchange Commission Rules, these columns show gains that could accrue for the respective options, assuming that the market price of NCH Common Stock appreciates from the date of grant over a period of 5 years at an annualized rate of 5% and 10%, respectively. If the stock price does not increase above the exercise price at the time of exercise, realized value to the named executives from these options will be zero.

Retirement Agreements

         NCH has entered into retirement agreements allowing retirement at any time after age 59-1/2 with each of Irvin L. Levy, Lester A. Levy, Jr., Robert M. Levy, Walter M. Levy and John I. Levy that provide for lifetime monthly payments and guarantee 120 monthly payments beginning at death, retirement, or disability. Payment under these agreements is $550,000 per year for Irvin L. Levy and $200,000 per year for each of the other Levys, subject to adjustment each year for increases in the United States Consumer Price Index for the preceding year.